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                                                                       EXHIBIT 2

FOR IMMEDIATE RELEASE
DECEMBER 9, 2002

             MANULIFE ANNOUNCES OFFER FOR CANADA LIFE IN TRANSACTION
                             VALUED AT $6.4 BILLION
      Combined company to be Canada's global leader in financial services

TORONTO - Manulife Financial Corporation announced today that it will make an offer to acquire all the outstanding common shares of Canada Life Financial Corporation to create Canada's largest insurance company in a transaction valued at more than $6.4 billion.

"Manulife is determined to be a global force in financial services," said Manulife Financial President and Chief Executive Officer Dominic D'Alessandro. "We are taking a major step today with a very attractive offer that creates value for shareholders of both companies."

Under the terms of the offer, Canada Life common shareholders can choose to receive either $40 in cash or 1.055 Manulife common shares for each Canada Life common share, subject to pro-ration if the number of shares elected for cash exceeds 40 per cent, or for shares exceeds 60 per cent, of the total number of shares tendered to the offer.

Manulife's offer represents a premium of 30 per cent over the weighted average trading price of Canada Life's shares on the Toronto Stock Exchange over the last 20 trading days.

"Our offer gives Canada Life shareholders a compelling choice. They can realize a significant cash premium on their investment or continue as Manulife shareholders participating in the future growth of a major market leader," said Mr. D'Alessandro.

The transaction will create the largest insurance company in Canada by market capitalization and create a new Canadian leader in key markets. The combined company's market capitalization would make it the sixth largest corporation in Canada and the fourth largest life insurance company in North America. With significant operations in Canada, the United States, Asia and Europe, the combined company would be a major Canadian-based international competitor, broadly diversified geographically and well-positioned for further global expansion.

Manulife and Canada Life had combined premiums and deposits of $40.8 billion for the 12 months ended September 30, 2002. Total assets under administration of the two companies were $191.9 billion at September 30, 2002.

Manulife expects that the transaction would be immediately accretive to earnings per share and would result in only a modest decline in return on equity.

"Canada Life's businesses are an excellent fit with our own and we intend to build the combined operations into a stronger company," said Mr. D'Alessandro. "Manulife has a


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great track record of integrating businesses and translating this into growth in both the top and bottom line. This transaction offers us significant operational synergies as well as the opportunity to add talented people to our team and to add successful businesses that are closely aligned with our own."

The complementary strengths of Manulife and Canada Life will create a business leader in key markets in Canada and in several areas of the world:

      - In Canada: The combined company would rank first in individual life insurance sales, first in individual fixed annuity sales, first in group health sales, second in group pension contributions and second in group life sales.

      - In the United States: It would be first among insurance companies for volume of new 401(k) defined contribution pension plans sold, fifth in universal life insurance sales, and eleventh in individual variable annuity sales.

      - In Asia: It would rank second in Hong Kong individual life insurance and pension fund markets, second among foreign life insurers in China and Vietnam, and as the fourth largest insurer in Indonesia and the Philippines.

      - In Europe: It would be first in group life insurance and second in group income protection in the United Kingdom, and would have strong, targeted wealth management and insurance operations in the United Kingdom, Ireland and Germany.

      - Reinsurance: The combined company would be the largest life retrocessionaire in North America.

Manulife and its affiliates own 14.7 million Canada Life common shares, or approximately 9.1 per cent of the outstanding Canada Life common shares.

On December 6, 2002, Mr. D'Alessandro met with David Nield, Chairman and Chief Executive Officer of Canada Life, to propose a negotiated transaction that would benefit shareholders of both companies. At this meeting, Mr. D'Alessandro tabled an acquisition proposal at $38 per Canada Life common share with a view to commencing negotiations. Mr. D'Alessandro also informed Mr. Nield that, if Canada Life could identify additional value, Manulife would consider increasing its offer.

Subsequently, Manulife advised Canada Life that it would be prepared to increase its offer to $40 per share, with the same combination of shares and cash as announced today, in the context of an agreed transaction that would receive the endorsement of Canada Life's Board. Canada Life advised Manulife that it was not in a position to favourably consider Manulife's revised proposal.

"The improved offer did not give rise to any substantive discussion and accordingly, we have concluded that further delay would be imprudent," said Mr. D'Alessandro. "We believe Canada Life shareholders should make their own choice. That is why we are making this offer, which provides them with full and fair value for their shares, based on information currently available to us."


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Full details of the offer will be included in the formal take-over bid and circular documents to be mailed to Canada Life shareholders as soon as possible. Manulife intends to make its offer as a "Permitted Bid" under Canada Life's shareholder rights plan and accordingly, the offer will be open for acceptance for at least 60 days following the mailing. A tax-free exchange of shares will be available for eligible Canada Life shareholders.

Completion of the offer is subject to sufficient shares being tendered to the offer so that, combined with the 9.1 per cent Manulife already owns, Manulife would own at least 66 2/3 per cent of Canada Life's shares, on a fully-diluted basis. If that condition is met, Manulife intends to acquire the remaining shares in accordance with applicable laws. The offer will also be subject to other usual conditions, including receipt of all necessary regulatory approvals and no material adverse change at Canada Life. Manulife expects the transaction to close in the second quarter of 2003.

The offer will be made only by separate formal offer and take-over bid circular. This news release does not constitute an offer or solicitation in any jurisdiction. Any such offer or solicitation will be made only by formal offer and only in those jurisdictions where Manulife may legally do so.

Manulife has engaged Scotia Capital Inc. as its lead financial advisor in connection with this transaction.

ABOUT CANADA LIFE
The Canada Life Assurance Company, Canada's first domestic life insurance company, was founded in 1847 and has total funds under management of more than $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the United Kingdom, the Republic of Ireland, Germany, Brazil, the Caribbean and Hong Kong. Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol CL and the New York Stock Exchange under the symbol CLU.

ABOUT MANULIFE FINANCIAL
Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were $139.2 billion as at September 30, 2002.

Manulife Financial Corporation trades as MFC on the TSX, NYSE and PSE, and under "0945" on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

All figures in Canadian dollars unless otherwise specified.

CONFERENCE CALL ADVISORY:
Manulife Financial Corporation will host a Conference Call to discuss this offer at 11:00 a.m. ET, today, December 9, 2002. For local and international locations, please call (416) 641-6680 and toll free in North America please call
(888) 740-8120. Please call in


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ten minutes before the call starts. You will be required to provide your name and organization to the operator. A recording of this call will be available after 3:00 p.m. ET today until midnight ET, December 16, 2002 by calling (416) 626-4100 (passcode #21078966).

The conference call will also be Webcast through Manulife Financial's Web site at 11:00 a.m. ET. You may access the Webcast at:
www.manulife.com/corporate/corporate2.nsf/public/Homepage. An archived version of the Webcast will be available later on the Web site at the same URL as above.

NOTES:

Forward-Looking Statements
This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by use of Forward-Looking words such as: "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative word thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company's expectations include among other things, general economic and market factors, including interest rates, business competition and changes in government regulations or in tax laws.

MEDIA INQUIRIES:
Donna Morrison
(416) 926-5226
donna_morrison@manulife.com

SHAREHOLDER AND POLICYHOLDER INQUIRIES:
Within North America: Other regions:
1-866-684-8583 for English service 1-866-807-3085
1-866-757-3993 for French service


INSTITUTIONAL INVESTOR INQUIRIES:
Edwina Stoate
1-800-795-9767 or (416) 926-3490
edwina_stoate@manulife.com


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